UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 12, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Nemaura Medical Inc.

File No. 333-194857 - CF#31341
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Nemaura Medical Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 28, 2014, as amended.

Based on representations by Nemaura Medical Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through December 31, 2014
Exhibit 10.11	through June 21, 2021
Exhibit 10.16	through April 3, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary